Exhibit 99.1

YY Announces Result of 2019 Annual General Meeting

GUANGZHOU, China, December 20, 2019 – YY Inc. (Nasdaq: YY) (“YY” or the “Company”), a global social media platform, today announced that, at its 2019 annual general meeting of shareholders held today, shareholders of the Company adopted the following resolution as a special resolution proposed by the Company:

THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”) being obtained, the name of the Company be and is hereby changed from “YY Inc.” to “JOYY Inc.” with effect from the date of registration as set out in the certificate of incorporation on change of name issued by the Registrar, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; IMO, a global video communication app, and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the Nasdaq in November 2012.

Investor Relations Contact
YY Inc.
Matthew Zhao
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com